Filed by Federal Street Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc. (SEC File No. 132-02824)

Commission File No. for the Related Registration Statement: 333-226975

The following is an addendum to the updated investor presentation filed with the Securities and Exchange Commission on October 15, 2018 that will be used by Federal Street Acquisition Corp. and UHS Holdco, Inc. in connection with their previously announced proposed business combination.

Addendum

Important information 2 The information in this presentation relates to a proposed business combination among Federal Street Acquisition Corp. (“FSAC”) and Universal Hospital Services, Inc. (“UHS”). The proposed business combination involves a series of mergers by which FSAC and UHS will become subsidiaries of a new holding company called Agiliti, Inc. (“Agiliti”). References to Agiliti in this presentation are to the historical business of UHS, which will be operated under the new holding company. This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. The information contained herein is not, and should not be assumed to be, complete. None of FSAC, UHS or Agiliti is under any obligation to update or keep current the information contained in this presentation, to remove any outdated information from this presentation, or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or other authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial or other matters contain herein. None of FSAC, UHS or Agiliti nor any of their respective affiliates, directors, officers, management, employees, representatives or advisors make any representation or warranty, express or implied, as the accuracy or completeness of any of the information contained herein, or any other information (whether communicated in written or oral form) transmitted or made available to you. Recipients of this presentation will be deemed to expressly disclaim any and all liability of any of the foregoing persons relating to or resulting from the use of this presentation or such other information (including without limitation, any market analysis and financial projections that may be contained herein or provided in connection herewith) by you or any of your directors, partners, officers, employees, affiliates, agents and representatives. Forward-looking Statements Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Specifically, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Prospectus/Proxy Statement (as defined below) and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”), as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers. Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures EBITDA, Adjusted EBITDA, EBITDAR, Accrual CapEx, Adjusted SG&A and Bookings are non-GAAP measures. UHS believes these non-GAAP measures provide useful information to management and investors regarding UHS’s business and results of operations. Because these measures are not in conformity with GAAP, we urge you to review UHS’s audited financial statements filed with the SEC. Definitions of these non-GAAP measures and reconciliations to the most comparable GAAP measure are included elsewhere in this presentation.

Important information 3 Additional Information about the Proposed Business Combination and Where to Find It FSAC filed a definitive proxy statement with the SEC on October 10, 2018 for use at the special meeting of stockholders to approve the business combination with UHS. The definitive proxy statement forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti in the transaction (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement has been mailed to FSAC stockholders as of October 4, 2018, the record date established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, UHS and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050. Participants in the Solicitation FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the Prospectus/Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement. No Offer or Solicitation This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Attractive Financial Profile Across Healthcare Services US Listed Companies with >$1 Billion Market Cap 50 Companies > 10% 2018F-2020F Adj. EBITDA Growth 19 Companies < 11.0x 2019F Adj. EBITDA 3 Companies Public Healthcare Services Universe 424 Companies Agiliti represents a highly attractive relative valuation opportunity owing to its 9-11% primarily organic and highly visible, recurring growth profile 1 Source: Factset and management guidance. Note: Market data as of 10/12/2018. EBITDA growth figures are based on consensus equity research estimates for all companies except Agiliti, which is based on management guidance. 1 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M. It has become exceedingly difficult to find investable market capitalization in healthcare services at reasonable valuation relative to growth. Agiliti believes it represents a compelling opportunity against today's market backdrop.

Agiliti’s Attractive Valuation Amongst Healthcare Services Investment Opportunities Source: Factset and management guidance. Note: Market data as of 10/12/2018. NM stands for non-meaningful multiples over 40x and EBITDA growth over 50%. 1 Pro forma for Fidelis acquisition closed July 2018. 2 Reflects valuation on an Enterprise Value / Adj. EBITDAR (EBITDA including rent expense) basis. Rent expense capitalized at 8.0x. A limited number of companies expected to generate >10% Adj. EBITDA growth exist across subsectors in healthcare services, with many of these firms requiring significant M&A to achieve such growth figures. Healthcare Services Sectors Sectors with Participants Growing Greater than 10% Valuation Relative to Growth (’18-’20 Consensus Adj. EBITDA Growth) 1 2 3 2 2 4 Acute care Alternate Site Behavioral Health Dialysis Distribution Healthcare IT Lab Managed Care Pharma Distribution Pharma Outsourcing Physician / Clinician Outsourcing Post Acute Healthcare IT Managed Care Pharma Outsourcing Post Acute 3 Pro forma for Almost Family acquisition 4 Reflects EBITDA at mid-point of 2019E guidance of $165-$170mm. Assumes EBITDA growth rate through 2020E at mid-point of guidance of 9-11%. Adj. EBITDA Growth Enterprise Value / 2019F Adj. EBITDA Company 2018F - 2020F 2019F Adj. EBITDA Multiple / Growth Healthcare IT athenahealth, Inc. 13.9% 12.4x 0.9x Benefitfocus, Inc. NM NM NM HMS Holdings Corp. 10.8 16.9 1.6 Inovalon Holdings, Inc. Class A 14.9 12.1 0.8 Medidata Solutions, Inc. 24.4 21.9 0.9 R1 RCM Inc NM 9.9 NM Teladoc Health, Inc. NM NM NM Veeva Systems Inc Class A 19.5 35.4 1.8 Median 14.9% 14.6x 0.9x Mean 16.7 18.1 1.2 Managed Care Centene Corporation 10.9% 9.1x 0.8x Humana Inc. 13.6 11.0 0.8 UnitedHealth Group Incorporated 10.5 12.6 1.2 WellCare Health Plans, Inc. 17.3 9.0 0.5 Median 12.3% 10.1x 0.8x Mean 13.1 10.4 0.8 Pharma Outsourcing Charles River Laboratories International, Inc. 10.2% 12.8x 1.3x Medpace Holdings, Inc. 13.7 14.0 1.0 PRA Health Sciences, Inc. 13.3 14.6 1.1 Median 13.3% 14.0x 1.1x Mean 12.4 13.8 1.1 Post Acute Amedisys, Inc. 11.6% 18.5x 1.6x Ensign Group, Inc. 12.7 15.5 1.2 LHC Group, Inc. 12.4 14.5 1.2 U.S. Physical Therapy, Inc. 13.2 25.6 1.9 Median 12.5% 17.0x 1.4x Mean 12.4 18.5 1.5 Overall Median 13.2% 14.0x 1.1x Overall Mean 13.9 15.6 1.2 Agiliti 9.0-11.0% 10.4x 1.0x

Comparing Agiliti to Other Investible Healthcare Service Opportunities Categories Select Sector Participants Organic Growth EBITDA Growth EBITA Margins Limited 1st or 2nd Degree Reimbursement Exposure Other Considerations Agiliti Early innings of successful migration toward highly capital efficient services business Strong organic growth opportunity with large, under-penetrated addressable market Highly visible and recurring revenue model Attractive and growing margin profile Healthcare IT Material technology risk across many names in sector While less capital intensive than most healthcare sectors, typically requires significant investment in R&D Generally higher margin coupled with strong growth rates and premium valuations Managed Care Heavily consolidated sector with modest M&A opportunities in core business Many players seeking expansion in non-core business lines to supplement growth High revenue and earnings visibility similar to Agiliti Pharma Outsourcing Highly consolidated market with significant competition Multiple sector participants marked by high customer concentration Pharma pricing models subject to increasing levels of scrutiny Physician Outsourcing & Healthcare Staffing Highly levered to overall provider volume and reimbursement trends Large, highly fragmented markets Historically heavily reliant on M&A to drive above average growth Post Acute Heavily levered to Medicare and Medicaid reimbursement, which have represented significant headwinds in historical periods Strong volume trends with shift to lower settings of care Agiliti services numerous settings of care within this segment Favorable Unfavorable Source: Equity research.

Company Business Profile Services Services Product / Manufacturer Services Services Product / Manufacturer Healthcare End Customers Various Care Settings Hospitals / ASCs / Pharma / Medtech Various Care Settings Various Care Settings Hospitals / Post Acute Hospitals / Post Acute Addressable Market PP PPP PPP PPP PPP P Target Market Fragmentation PPP PPP PP PPP PPP PP Value-Add Service: - Lower Cost PPP PP P PP PPP P - Productivity Enhancement PPP PP PP P P PPP - Impact to Patient Outcomes PPP PPP PPP P P PPP Limited Technology Risk PPP PPP P PPP PPP P Limited Reimbursement Exposure PPP PPP P PPP PPP P Total Leverage (LTM) 4.5x 2.0x 3.5x 4.6x 0.1x 1.6x Low High P PPP Agiliti Primary Comparables Source: Factset, equity research and management guidance. Note: Market data as of 10/12/2018. Medians calculated excluding Agiliti. 1 Denotes Last Twelve Months calculated to Q2 2018. HCSG figures calculated to Q3 2018. 2 Leverage based on 2018E Adj. EBITDA. 3 Denotes Year to Date calculated to Q2 2018. Agiliti and HCSG figures calculated to Q3 2018. 4 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M. Operational Statistics Valuation Statistics YTD Revenue Growth ’18-’20 Adj. EBITDA Growth LTM Adj. EBITA Margin ’19 Adj. EBITDA Multiple ’19 Adj. EBITDA Multiple / Growth Median: 8.5% Median: 8.6% Median: 14.3% Median: 14.3x Median: 1.4x 4 7 6 Organic M&A ’19 Adj. EBITDA - Capex Multiple Median: 17.3x 5 5 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M less Capex guidance of $50M. 6 Calculated as Enterprise Value / 2018F Adj. EBITDA divided by 2018F – 2020F Adj. EBITDA growth. 7 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M divided by the midpoint of the Company’s long term growth rate range of 9-11%. 2 3 1 1 9.0% 10.7% 3.8% 5.1% 2.0% 3.7% 4.7% 2.2% 12.7% 10.7% 10.1% 8.5% 5.1% 4.2% OMCL HCSG UHOS ARMK STE HRC 19.6% 15.4% 10.0% 8.6% 7.9% 7.2% OMCL HCSG UHOS HRC STE ARMK 20.7% 18.9% 14.3% 14.3% 8.7% 7.1% STE HRC OMCL UHOS ARMK HCSG 18.5x 16.7x 14.3x 11.8x 10.4x 9.9x OMCL HCSG STE HRC UHOS ARMK 1.8x 1.4x 1.4x 1.1x 1.0x 0.9x STE HRC ARMK HCSG UHOS OMCL 24.5x 19.6x 17.3x 14.8x 14.6x 14.3x OMCL STE HCSG UHOS ARMK HRC